EX-99(h)(6)(B)

Schedule A

Scout Stock Fund
Scout Mid Cap Fund
Scout Small Cap Fund
Scout International Fund
Scout International Discovery Fund
Scout Global Equity Fund
Scout Core Bond Fund
Scout Core Plus Bond Fund
Scout Unconstrained Bond Fund
Scout Low Duration Bond Fund

Schedule B

Compensation pursuant to Paragraph VII of this Agreement shall be calculated in accordance with the following schedules:

Name of Fund	Annual Fee Rate (% of average daily net assets)
Scout Stock Fund	0.05%
Scout Mid Cap Fund	0.05%
Scout Small Cap Fund	0.05%
Scout International Fund	0.05%
Scout International Discovery Fund	0.05%
Scout Global Equity Fund	0.05%
Scout Core Bond Fund	0.05%
Scout Core Plus Bond Fund	0.05%
Scout Unconstrained Bond Fund	0.05%
Scout Low Duration Bond Fund	0.05%

ATTEST:
Scout Funds		Scout Investments, Inc.
By:	/s/ Andrew J. Iseman	By:	/s/ Andrew J. Iseman
	Name: Andrew J. Iseman Title: President Date: August 24, 2012		Name: Andrew J. Iseman Title: CEO Date: August 24, 2012

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